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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ______)*


                                Bio-Plexus, Inc.
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                                (Name of Issuer)


                        Common Stock, without par value
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                         (Title of Class of Securities)


                                  09057C 106
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                                 (CUSIP Number)


 Walter W. Simmers, Esq., Pepe & Hazard LLP, Goodwin Square, Hartford, CT 06103
                                 (860) 241-2643
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                August 19, 1997
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

CUSIP NO. 09057C106                                           PAGE 2 OF 3 PAGES

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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    David Himick
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /X/
                                                                        (b) / /
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3   SEC USE ONLY


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4   SOURCE OF FUNDS*

    PF
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    / /

    Not Applicable
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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
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                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           674,864 shares of Common Stock
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          21,000 shares of Common Stock
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    674,864 shares of Common Stock
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    21,000 shares of Common Stock
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     695,864
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

     Not applicable
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.6%
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14   TYPE OF REPORTING PERSON*

     IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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                                                                    Page 3 of 3

Item 1.  SECURITY AND ISSUER
         Common Stock, without par value
         Bio-Plexus, Inc., 384 Q Merrow Road, Tolland, Connecticut 06084

Item 2.  IDENTITY AND BACKGROUND

                  (a) David Himick (and Faith Himick with respect to shared beneficial ownership of certain shares)

                  (b) c/o Bio-Plexus, Inc., 384 Q Merrow Road, Tolland, Connecticut 06084

                  (c)      Director of Bio-Plexus, Inc.

                  (d)      N/A

                  (e)      N/A

                  (f)      USA

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
         Personal funds of $1,000,000 paid for preferred shares on August 8, 1997 and August 19, 1997 which were converted to 204,598 and 143,821 shares of common stock, respectively.

Item 4.  PURPOSE OF TRANSACTION
         The securities were acquired in the ordinary course of business and not with the purpose or the effect of changing or influencing the control of the Issuer.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER
         The information required by this Item is disclosed in Sections 7 through 11, inclusive, of the cover page of this Schedule 13D.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER
         Faith Himick is the spouse of David Himick.

Item 7.  MATERIALS TO BE FILED AS EXHIBITS
         Not Applicable.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 29, 1997                                 /s/ David Himick
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     Date                                                  Signature

                                                    David Himick, Director
                                                ------------------------------
                                                          Name/Title